OSG	Overseas Shipholding Group Inc.

_____________________________________________________________________________

666 Third Avenue New York, NY 10017 www.osg.com	Tel: 212 251 1153 Fax: 212 251 1180 E-mail: jedelson@osg.com	James I. Edelson General Counsel and Secretary

November 21, 2007

Daniel Morris, Esq., Attorney Advisor
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, DC 20549

RE:	Overseas Shipholding Group, Inc. Schedule 14A Filed April 30, 2007 File No. 1-6479

Dear Mr. Morris:

We refer to the letter of September 26, 2007 (the "September 26 Comment Letter") from the U.S. Securities and Exchange Commission (the "SEC") to Overseas Shipholding Group, Inc. (the "Corporation") setting forth the comments of the staff of the SEC (the "Staff") on OSG's definitive proxy statement filed with the SEC on April 30, 2007 (the "Proxy Statement").

The numbered paragraph and headings below correspond to the headings set forth in the September 26 Comment Letter. Each of the Staff's comments are set forth in bold, followed by the Company's response to each comment. The page numbers in the bold captions refer to pages in the Proxy Statement. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Proxy Statement.

Policies and Procedures for Approval of Related Party Transactions, page 8

  Please disclose your specific policies with respect to related person transactions. Refer to Item 404 of Regulation S-K.

  Related party transactions may present potential or actual conflicts of interest and create the appearance that Corporation decisions are based on considerations other than the best interests of the Corporation and its stockholders. The Corporation's Code of Business Conduct and Ethics requires all directors, officers and employees who may have a potential or apparent conflict of interest to disclose fully all the relevant facts to the Corporation's legal department. In addition to this reporting requirement, to identify related party transactions, each year the Corporation submits and requires its directors and executive officers to complete Director and Officer questionnaires identifying any transactions with the Corporation in which the director or officer has an interest. Management and the legal department carefully review the terms of all related party transactions. Management reports to the Board on all proposed related party transactions with directors and executive officers. Upon the presentation of a proposed related party transaction to the Board, the related party if a director is excused from participation and voting on the matter. In deciding whether to approve the related party transaction, the Board determines whether the transaction is on terms that could be obtained in an arm's length transaction with an unrelated third party. If the related party transaction is not on such terms, it will not be approved.

  Compensation Philosophy and Objectives, page 11

  You indicate that you retain at least two compensation consultants to assist with compensation matters. Please more fully disclose the nature and scope of their respective assignments, and any other material elements of the consultants' functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

  In connection with a comprehensive review of the Corporation's compensation program to evaluate whether the program is aligned with the elements of Corporation's compensation philosophy, management in 2006 engaged the Hay Group to provide an analysis of compensation of its shore based staff, including its executive officers, in its three principal locations, New York City, Newcastle, United Kingdom and Athens, Greece, in comparison to general industry and shipping industry compensation. Management requested the Hay Group to recommend a compensation structure that provides common points of reference across the three principal offices, identifies value added job roles in the Corporation, offers competitive compensation in terms of base salary and total cash compensation and is aligned with and supports the Corporation's business objectives. The Hay Group used its proprietary compensation data base compiled from more than 800 companies for the general industry comparison and 20 companies for the shipping industry comparison.

  For 2006, the Compensation Committee engaged Frederic W. Cook & Co. ("FWC") as its independent advisor with respect to executive compensation and incentive plan design. During 2006, FWC's services to the Compensation Committee included compiling data on compensation in the shipping industry for senior management, analyzing the data assembled by the Hay Group with respect to senior management compensation, reviewing and commenting on the compensation structure the Hay Group recommended, providing a detailed comparative analysis of compensation for each Named Executive Officer and designing incentive programs linked to the achievement of "stretch" performance targets that focus on long-term growth of the Corporation, with payment dependent upon total stockholder return on both an absolute basis and in comparison to a peer group of shipping corporations.

  Elements of the Corporation's Compensation Program, Page 12

  Throughout your Compensation Discussion & Analysis, and as to each compensation element, please disclose how you arrived at and why you paid each particular level and form of compensation for 2006. For example, it is unclear why the base salaries for the CEO and CFO were increased in 2006 by $150,000 and $55,000 respectively. As another example, there is limited analysis on pages 15-16 (under "Equity-Based Compensation") and pages 17-18 (under "Special Long-Term Equity Awards for the Chief Executive Officer") of how your long term equity awards were determined. Although your disclosure provides some general information relating to this form of compensation, please provide substantive analysis and insight into how the committee makes actual payout determinations. Please disclose the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

  In January 2007, the base salary of the Chief Executive Officer was increased from $750,000 to $900,000 and the base salary of the Chief Financial Officer was increased from $605,000 to $660,000. The salary change for the Chief Executive Officer was his first increase since he joined the Corporation in January 2004 and reflects his past performance, greater experience, and a more competitive salary as compared to the salaries of the chief executive officers at two direct peer shipping corporations, General Maritime Corporation and OMI Corporation. The amount of the salary increase was recommended by FWC based on its review of salaries of chief executive officers at peer shipping companies. In addition, the salary increase was, with other compensation awards, designed to induce the Chief Executive Officer to extend the terms of his employment letter by five years and to bring his total compensation up to the targeted 75th percentile of his peer group.

  The salary change for the Chief Financial Officer was recommended by FWC and was his first increase since January 2000 and reflects his greater experience, his promotion to Executive Vice President during 2006 and expanded responsibilities concerning acquisitions, strategic planning and business unit structuring.

  The value of equity awards granted to an executive, including each Named Executive Officer, is determined subjectively based on a number of factors, including the officer's general level of performance, salary level and recent noteworthy achievements. The objective is to pay such amount of equity compensation, which when added to base salary and cash incentive award, places an executive's total compensation in at least the 75th percentile of competitive positions in the Compensation Comparison Group if (i) the executive satisfied his individual objectives during the prior year (which each Named Executive Officer did in 2006), (ii) the Corporation's performance goals were satisfied (which they were in 2006) and (iii) the executive's business unit performance objectives were met (which they were in 2006 for all but Mr. Dienis).

  To further the Corporation's long-term goal of increasing total stockholder return and sustainable growth, the Compensation Committee awarded performance share units to the Named Executive Officers other than the Chief Executive Officer pursuant to the Corporation's 2004 Stock Incentive Plan in an amount equal to 1.5 times the executives' 2006 base salary. The grant of the performance share units is intended to provide additional incentive to the Named Executive Officers to achieve challenging "stretch" performance targets. The Compensation Committee's decision to set the number of performance shares units granted to a Named Executive Officer at 1.5 times his 2006 salary was based on an analysis by FWC of similar programs in general industry.

  In connection with amendments of the employment letter agreement between the Chief Executive Officer and the Corporation and the change in control agreement between the Chief Executive Officer and the Corporation described on pages 26 and 27 of the Proxy Statement, which extended the term of Mr. Arntzen's employment letter by five years, on February 15, 2007 the Compensation Committee granted the Chief Executive Officer restricted stock, stock options and restricted stock units ("RSUs") under the Corporation's 2004 Stock Incentive Plan as performance based awards, having a total value on the date of grant of $12 million. These equity awards are different from the performance share units granted to the other Named Executive Officers because they are designed to induce the Chief Executive Officer to extend the terms of his employment letter for another five years and to incentivise the Chief Executive Officer to achieve more demanding performance goals based on compound annual growth rate in the price of Common Stock of the Corporation over a longer period. The Compensation Committee's decision to grant performance awards having a total value on the date of the award of $12 million was based on the Compensation Committee's analysis of data compiled by FWC of similar programs at companies in general industry and at OMI Corporation, the most direct peer group shipping corporation, as well as its subjective assessment of Mr. Arntzen's past performance.

  You provide limited discussion and analysis of the effect of individual performance on the different elements of compensation (such as base salary and short-term and long-term incentive compensation) despite disclosure suggesting it is a significant factor considered by the committee. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

  For 2006, the Compensation Committee adopted three measures for determining actual cash incentive awards, one of which was the executive's achievement of individual goals. Each individual's objectives were carefully chosen to ensure integration and alignment with the Corporation's long-term objectives. The Compensation Committee established the individual goals of the Chief Executive Officer, linking such goals directly to the Corporation's long-term objectives. For the other Named Executive Officers, the Chief Executive officer established their individual goals, linking such goals to the Corporation's long-term objectives. The objectives for each of the Named Executive Officers differed but included (i) balancing the mix of time charter equivalent revenues generated by spot voyage charters and time charters to maximize the Corporation's financial performance, (ii) improving the operational performance of the Corporation's fleet through identification and tracking of indices that monitor ongoing safety, security, and environmental performance, (iii) improving implementation of the strategic business unit organization structure, (iv) developing and executing a three-to-five year plan to improve the product tanker business, (v) upgrading client focus and marketing of the crude transportation business, (vi) enhancing the Corporation's investor relations program, and (vii) achieving cost savings from integration of the operations of Stelmar Shipping Corporation.

  For the Named Executive Officers other than the Chief Executive Officer, the Compensation Committee relied to a large extent on the Chief Executive Officer's evaluation of such executive's success in achieving his individual goals. For the Chief Executive Officer, the Compensation Committee evaluated whether the Chief Executive Officer achieved his individual goals. For the corporate staff, which included the Chief Executive Officer, the Chief Financial Officer and Mr. Robert E. Johnston, the individual performance measure was weighted 50%. For members of a business unit, which included Messrs. Mats Berglund and George Dienis, the individual performance measure was weighted 25%. The formula on page 15 of the Proxy Statement explains how the individual performance measure and its weighting is used to calculate the specific cash incentive award.

  We note your benchmark activities. If you have benchmarked different elements of your compensation against different benchmarking groups, please disclose the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation. Include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

  Base annual salary, annual cash incentive award, and long term equity awards were each benchmarked against such forms of compensation paid by companies in the Compensation Comparison Group. OSG's compensation program targets total compensation at the 75th percentile of competitive positions in the Compensation Comparison Group with competitive base salaries but a greater emphasis on pay for performance by placing a larger portion of total compensation "at risk" in the way of cash incentives and equity awards. In most cases total compensation was between the 50th and 75th percentile of companies in the Compensation Comparison Group. Cash incentive compensation paid by OSG was generally slightly higher than those paid by companies in the Compensation Comparison Group while the equity awards granted by the Corporation were significantly lower. Data reviewed by FWC and the Compensation Committee of compensation practices by our most direct peer shipping companies, General Maritime Corporation and OMI Corporation, showed that such companies paid a larger part of the variable incentive compensation in the form of equity awards and a smaller portion in the form of cash.

  Our Chief Financial Officer, whose responsibilities we believe are greater than the chief financial officers of other companies, is paid significantly more than chief financial officers at companies in the Compensation Comparison Group. However, when, as the second highest compensated officer of OSG, his total compensation is compared to the second highest paid executives at companies in the Compensation Comparison Group his total compensation is well within the range. The Compensation Committee believes that as the only Executive Vice President of the Corporation, and with more responsibilities than the other chief financial officers, Mr. Itkin is correctly benchmarked against the second highest paid executives of other companies and on that basis his total compensation is in the Corporation's target range.

  Mr. Dienis' cash compensation exceeds the 75th percentile by 16% and his equity compensation is 59% below the 75th percentile. The higher cash component is consistent with pay practices in Greece where Mr. Dienis is employed. His total compensation is at the 50th percentile but most peer shipping companies in Greece are family owned and there is no benchmarking data available.

  Annual Cash incentive awards, page 13

  You have not provided a quantitative discussion of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Although you have disclosed the metrics upon which performance will be measured (earnings from shipping operations), you have not disclosed the specific targets. Please disclose and clearly explain how your incentive awards are specifically structured around such performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of target information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. Provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

  For 2006, the Compensation Committee determined that maximum cash incentive awards would be based on the Corporation's and the executive's business unit (if any) achievement of specified levels of earnings from shipping operations ("ESO"), defined as the Corporation's pre-tax net income adjusted to exclude amounts related to non-shipping income such as investment income reduced by related interest expense. The potential incentive cash awards were established as a percentage of base salary and the maximum incentive awards ranged from 60% to 300% of base salary depending on the Corporation's ESO.

  To determine the specific target levels of ESO and related maximum cash incentive award the Compensation Committee reviewed management's budget of the Corporation's and the executive's business unit (if any) ESO for 2006. In assessing such budget, the Compensation Committee focused on the Corporation's spot rate assumptions as well as rate projection forecasts from different independent bulk shipping consulting firms since a substantial majority of the Corporation's revenues are determined by spot rates. On the basis of such review, the Compensation Committee established a forecast ESO for 2006 (the "Target ESO"). It then created a scale ranging from approximately 50% of Target ESO to 150% of Target ESO and assigned a performance factor of from 60% of base salary to 300% of base salary to correspond to such scale with 200% of base salary associated with the Target ESO. These performance percentages served as a limit on the amount of the cash award. The Compensation Committee selected these percentages for the maximum because it believed that they provide sufficient flexibility to provide that if the Target ESO is achieved the cash award when added to base salary and equity awards would be at the 75th percentile of competitive positions in the Compensation Comparison Group.

  At the same time the Compensation Committee adopted the program described above for establishing the maximum amount of the cash award, it adopted the three measures for determining the actual incentive awards for 2006 as described on pages 14 and 15 of the Proxy Statement. One of those measures was the Corporation's ESO for which the Corporation used the same ESO scale as described above. For the Chief Executive Officer the performance percentage range was from 100% to 300% of base salary (with 200% for the Target ESO) and for the Named Executive Officers other than the Chief Executive Officer the performance percentage range was from 50% to 150% of base salary (with 100% for the Target ESO).

  Management believes that disclosure of the forecast ESO for 2006 after completion of the year would cause competitive harm to the Corporation because it would provide competitor's insight into management's and the Board's ability to forecast the Corporation's financial results and access to information about the markets in which the Corporation operates. Management believes that with such insight, competitors could take actions which would disadvantage the Corporation.

  We note that your performance targets for the annual and long-term performance periods are set during the first quarter of each year. The Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Accordingly, please disclose your post-2006 targets, to the extent they are known. Please consider Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A. We also refer you to the prior comment for additional instructions regarding your obligations (which include supplemental submission of detailed confidentiality analyses as well as enhanced disclosure) should you believe that any targets may be appropriately omitted.

  The Compensation Committee establishes performance targets for the annual cash incentive during the first quarter of each year. For 2007, as for 2006, the Compensation Committee determined that the maximum cash incentive awards would be based on the Corporation's and the executive's business unit (if any) achievement of specified levels of ESO. However, for the reasons described in response to comment No. 6, management believes that disclosure of forecasted ESO for 2007 would cause the Corporation competitive harm. Indeed, arguably the competitive harm would be greater because such disclosure would provide competitors with insights into management's current views of the Corporation's forecasted financial performance, planned strategic initiatives and priorities and the markets in which the Corporation operates.

  Performance Share Units, page 16

  Please explain how "total stockholder return" is calculated.

  Total stockholder return for purposes of the performance share unit program is the percentage change in the value of an investment in the common stock of a company from January 1, 2007 through December 31, 2009 assuming any dividends on such share of common stock paid during such three year period are reinvested in additional shares (fractional share) of common stock of such company at the time of payment on a pre-tax basis.

  Summary Compensation Table, page 20

  As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation of Mr. Arntzen differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis.

  The Corporation's compensation program targets total compensation at the 75th percentile of competitive positions at companies in the Compensation Comparison Group. The data provided to the Compensation Committee by FWC with respect to executive compensation levels revealed that the Chief Executive Officer's total compensation was approximately 17% below the 75th percentile of his peer group. In addition, the total compensation levels of chief executive officers in the Compensation Comparison Group were significantly higher than for other executives in the Compensation Comparison Group. In order to induce Mr. Arntzen to extend the term of his employment letter by five years and to bring his total compensation up to the targeted 75th percentile, the Compensation Committee increased his salary by $150,000, applied the higher performance percentage with respect to his incentive cash award described in the Proxy Statement and adopted a different long-term equity award program for him than for the other Named Executive Officers.

  Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi)

  A reference to note (3) is added to the column of the table on page 22 of the Proxy Statement titled "Grant Date Fair Value of Stock Option Awards" and the following note (3) is added below the table:

  "(3) For a discussion of the assumptions made in determining the fair value on the grant date of the stock option awards, see Note L - Capital Stock and Stock Compensation to the Corporation's audited financial statements for 2006 contained in the Corporation's Annual Report on Form 10-K for 2006."

  Outstanding Equity Awards at Fiscal Year-End, page 23

  As indicated in Instruction 2 to Item 402(f)(2) of Regulation S-K, the vesting dates of options held at fiscal-year end must be disclosed by footnote to the applicable column where the outstanding award is reported.

  The vesting dates of options and stock awards held in at fiscal-year end in the following table are disclosed by footnote to the applicable column where the outstanding award is reported.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Morten Arntzen	66,667	33,333 (1)	$ 35.70	01/19/2014	45,144 (5)	2,541,607
	4,300	8,602 (2)	$ 52.40	01/12/2015	-	-
	-	44,791 (3)	$ 49.05	01/18/2016	-	-
Myles R. Itkin	2,081	4,163 (2)	$ 52.40	01/12/2015	8,868 (6)	499,268
	-	19,294 (3)	$ 49.05	01/18/2016	-	-
Robert E. Johnston	1,483	2,968 (2)	$ 52.40	01/12/2015	7,606 (7)	428,218
	-	17,227 (3)	$ 49.05	01/18/2016	-	-
Mats Berglund	3,562	7,126 (4)	$ 62.32	09/01/2015	7,596 (8)	427,655
	-	12,404 (3)	$ 49.05	01/18/2016	-	-
George Dienis	-	3,445 (3)	$ 49.05	01/18/2016	2,480 (9)	139,624
(1)	These options vest on January 19, 2007
(2)	One-half of these options vest on each of January 12, 2007 and January 12, 2008.
(3)	One-third of these options vest on each January 18, 2007, January 18, 2008 and January 18, 2009.
(4)	One-half of these options vest on each of September 1, 2007 and September 1, 2008.
(5)

  Of these shares, 12,500 vest on each of January 19, 2007 and January 19, 2008, 1,193 vest on each of January 12, 2007, January 12, 2008 and January 12, 2009, 4,141 vest on each of January 18, 2007, January 18, 2008 and January 18, 2009 and 4,142 vest on January 18, 2010.

(6)

  Of these shares, 577 shares vest on each of January 12, 2007 and January 12, 2008, 578 shares vest on January 12, 2009, and 1,784 shares vest on each of January 18, 2007, January 18, 2008, January 18, 2009 and January 18, 2010.

(7)

  Of these shares, 412 shares vest on each of January 12, 2007 and January 12, 2009, 411 shares vest on January 12, 2008, 1,593 shares vest on each of January 18, 2007, January 18, 2008 and January 18, 2009 and 1,592 shares vest on January 18, 2010.

(8)

  Of these shares, 1,003 shares vest on each of September 1, 2007, September 1, 2008 and September 1, 2009, 1,146 shares vest on January 18, 2007, and 1,147 shares vest on each of January 18, 2008, January 18, 2009 and January 1, 2010.

(9)

  Of these shares, 402 shares vest on each of March 8, 2007, March 8, 2008 and March 8, 2009, 318 shares vest on each of January 18, 2007 and January 18, 2009 and 319 shares vest on each of January 18, 2008 and January 18, 2010.

  Employment Agreements and Severance and Termination, page 26

  We direct you to Item 402(j)(1) of Regulation S-K and note that you have omitted discussion of the definitions of key terms of the employment agreements disclosed. Please concisely define within the proxy terms such as "cause", "disability", "good reason" and "change in control".

  As used in the employment letter agreements or the Severance Plan, good reason means any material diminution in the executive's position, duties, responsibilities, title or authority or assignment to him of duties materially inconsistent with his position, any reduction in annual base salary, relocation of his principal business location outside of Manhattan and more than 50 miles from his current principal residence or any material breach by the Corporation of any material provision of the letter agreement. For Mr. Arntzen's employment letter good reason includes the failure of the board to elect or re-elect him as a member of the Board or as President or his removal from any such position (if not for cause),

  Change in Control as used in the Severance Plan or Change in Control Protection Agreement means the acquisition of at least 30% interest in a company, the change in majority Board composition during any period of two consecutive years or the merger or other business combination, sale of all or substantially all of the Corporation's assets or combination of the foregoing transactions or liquidation of the Corporation other than one in which shareholders before the transaction continue to hold a majority of voting power after the transaction.

  Disability as used in the Severance Plan means the executive's failure to perform his material duties and responsibilities as a result of a physical or mental illness or injury for more then one hundred and eighty (180) days during a three hundred and sixty-five (365) day period.

  The term cause as used in the foregoing agreements and Severance Plan means (i) the executive's willful misconduct involving the Corporation or its assets, business or employees or in the performance of his duties which materially injure the Corporation, (ii) the executive's indictment for, or conviction of (or plea of guilty or nolo contendere to), a felony or crime, (iii) the executive's continued and substantial failure to attempt in good faith to perform his duties with the Corporation which failure continues for a period of at least ten (10) days after written notice thereof from the Corporation, (iv) the Executive's breach of any material provision of any agreement with the Corporation, which breach, if curable is not cured within ten (10) days after written notice from the Corporation or (v) the executive's failure to attempt in good faith to promptly follow a written direction of the Board or a more senior officer shall be grounds for dismissal.

  Where appropriate, please disclose the processes and procedures by which the company determined the size and features of the termination and severance packages of its named executive officers. In addition, please disclose in your Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.

  The terms and features of the change in control agreements and severance protection agreements for the Named Executive Officers were based on an evaluation by the Compensation Committee of comparable agreements adopted by companies in the Compensation Comparison Group, using data compiled by FWC. The differences in the terms of such agreements between those applicable to the Chief Executive Officer and those applicable to the other Named Executive Officers reflects the differences found in comparable agreements of companies in the Compensation Comparison Group between those applicable to chief executive officers and to other executives. The terms of Mr. Dienis' change in control and severance protection supplements reflect practices of comparable companies located in Greece where Mr. Dienis is employed.

  The adoption of these agreements is intended to make all arrangements for the Named Executive Officers competitive with companies in the Compensation Comparison Group.

  Director Compensation, page 31

  Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

  Note (2) to the director compensation table on page 31 of the Proxy Statement is amended by adding the following sentence at the end of the note:

  "For a discussion of the assumptions made in determining the fair value of the stock awards and option awards, see Note L - Capital Stock and Stock Compensation to the Corporation's audited financial statements for 2006 contained in the Corporation's Annual Report on Form 10-K for 2006."

  For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(w)(iii) and (iv).

Footnote 2 to the table on page 31 of the Proxy Statement is amended to read as follows: Stock awards and option awards represent the dollar amount recognized for financial statement reporting purposes with respect to the fair value of restricted stock units and stock options granted in 2006 as well as prior years in accordance with FAS 123R. Fair value of stock awards is calculated as the closing price of the Corporation's Common Stock on the date of grant which was $56.69 on the June 7, 2005 grant date and $58.32 per share on the June 26, 2006 grant date. Fair value of option awards is calculated using the Black-Scholes method of option valuation which was $15.91 per share on the June 1, 2004 grant date, $22.21 on the June 7, 2005 grant date and $16.13 calculated on the April 3, 2006 grant date. These amounts reflect the Corporation's accounting expense for the awards and do not correspond to the actual value that will be recognized by the Directors.

In connection with responding to the staff's comments, we acknowledge that:

  The Corporation is responsible for the adequacy and accuracy of the disclosures in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you want to discuss any of the matters contained in this letter, please feel free to contact me at (212) 251-1153.

Sincerely yours, /s/James I. Edelson James I. Edelson General Counsel and Secretary

cc:	Morten Arntzen Compensation Committee Jerry L. Miller Peter G. Samuels (Proskauer Rose LLP) Timothy Tracy (Ernst & Young LLP)